SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 9, 2019

1.        Date, Time and Place. On April 9, 2019, at 5:00 p.m., at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.        Call Notice and Attendance. Call notice sent by the Board’s Chairman to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.        Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: Mr. Marcelo Janson Angelini.

4.        Agenda. Pursuant to Article 6 of the Company’s Bylaws, deliberate on the Company’s capital stock increase until the limit of its authorized capital and define the issue conditions of new shares.

5.        Resolutions. The attending board members unanimously resolved without reservations:

(i)        To approve the Company’s capital stock increase by means of the issue of new common shares within the limit of the authorized capital of seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876) common shares;

(ii)         To approve that referred capital increase occurs by means of private underwriting via the issue of new shares:

(iii)          To approve the hiring of an accredited institution or specialized company to validate the pricing criterion of new shares to be issued, therefore, defining the share price and respective warrant;

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on April 9, 2019)	1/2

(iv)      The preemptive right shall be assured to shareholders, who may exercise their right in the apportionment of unsold shares, assigning to shareholders who give their firm commitment in referred underwriting of unsold shares, a three-(3) percent premium over the underwriting amount of referred unsold shares. The unpaid balance will be sold on the stock exchange by brokerage firm Planner Corretora de Valores S.A.

(v)       To authorize the Company’s Board of Executive Officers to take all the measures necessary to execute referred capital increase. Once the capital increasing details are defined, including preemptive rights the cut-off date of the referred increasing, such information will be disclosed to the Market.

(vi)      To approve that the amendment to Article 5 of the Company’s Bylaws to declare the new capital stock and the number of shares representing the Company’s capital stock, after capital increase be resolved at the Extraordinary Shareholders’ Meeting to be summoned to deliberate on the amendment to the Company’s Bylaws; and

(vii)     Refer to the Extraordinary Shareholders’ Meeting to be held on April 15, 2018, the Board of Directors’ advice to contract a study, negotiation and structuring of securities to be placed in the domestic or international market, until the limit of one hundred and fifty million US dollars (USD 150,000,000.00), amongst them, bonds, convertible/mandatory debentures and/or other usual instruments of the market for real estate projects, in view of the Company’s long-term planning.

6.      Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, April 9, 2019. Signatures (undersigned) Augusto Marques da Cruz Filho, Chairman, Marcelo Janson Angelini, Secretary. Board members: Augusto Marques da Cruz Filho, Pedro Carvalho de Mello, Roberto Luz Portella, Thomas Cornelius Azevedo Reichenheim, and Antonio Carlos Romanoski.

Augusto Marques da Cruz Filho Chairman	Marcelo Janson Angelini Secretary

Attending members of the Board of Directors:

Augusto Marques da Cruz Filho	Antonio Carlos Romanoski

Pedro Carvalho de Mello	Roberto Luz Portella

Thomas Cornelius Azevedo Reichenheim

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on April 9, 2019)	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 10, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer